Filed Pursuant to Rule 433

Registration Statement No. 333-184193

November 18, 2014

Deutsche Bank Aktiengesellschaft

$ 1,500,000,000 Undated Non-cumulative Fixed to Reset Rate Additional Tier 1 Notes of 2014

THIS TERMSHEET DOES NOT PURPORT TO BE COMPLETE AND IS TAKEN FROM, AND IS QUALIFIED IN ITS ENTIRETY BY, THE FULL DESCRIPTION OF THE NOTES AS CONTAINED IN THE PROSPECTUS SUPPLEMENT DATED 17 NOVEMBER 2014 AND THE DOCUMENTS INCORPORATED BY REFERENCE THEREIN (THE “PROSPECTUS”). TERMS NOT DEFINED HEREIN ARE DEFINED IN THE PROSPECTUS. ANY DECISION BY AN INVESTOR TO INVEST IN THE NOTES SHOULD NOT BE BASED ON THIS TERMSHEET BUT ONLY ON THE RESPECTIVE FULL TERMS AND CONDITIONS OF THE NOTES AND THE OTHER INFORMATION CONTAINED IN THE PROSPECTUS.

I. Terms of the Notes
Issuer	Deutsche Bank Aktiengesellschaft, Frankfurt am Main (the “Issuer” or the “Bank”)
Instruments	Undated non-cumulative fixed to reset rate additional Tier 1 notes within the meaning of Art. 52 (1) Regulation (EU) No 575/2013 of the European Parliament and of the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012 (the “Notes”)
Issue Date	21 November 2014
Nominal Amount	$ 1,500,000,000
Status	Unsecured and subordinated obligations, ranking pari passu among themselves and fully subordinated to the claims of the Issuer’s unsubordinated creditors, the claims under its Tier 2 instruments, and the claims specified in Section 39 (1) nos. 1 to 5 of the German Insolvency Statute (Insolvenzordnung); pari passu with claims under support agreements and subordinated guarantees for legacy Tier 1 Trust Preferred Securities and Additional Tier 1 instruments (listed in the Prospectus); holders subject to regulatory resolution measures (incl. bail-in and as further described in the Prospectus)

Interest	7.50% until 30 April 2025 (“First Call Date”), thereafter resetting every 5 years to the annualized 5-year USD swap rate plus the initial credit spread of 5.003%; payable annually in arrears on 30 April (short first, Act./Act.; following unadjusted; NY and Frankfurt am Main business days)
Regulatory Capital Treatment	The Notes are intended to qualify as the Issuer’s Additional Tier 1 capital, as defined in and provided for in the bank regulatory capital provisions referred to in the Prospectus. As such, they (i) have no fixed maturity or redemption date; (ii) contain features that may require the Issuer and will permit it in its sole and absolute discretion at all times and for any reason to cancel any payment of interest; and (iii) may be subject to a write-down of all or part of their principal amount under defined circumstances.
Maturity	The Notes have no scheduled maturity date.
Regular Call Dates	30 April 2025 (“First Call Date”) and every 5 years thereafter, only if fully written up (unless written down in whole or in part pursuant to a Resolution Measure (as defined in the Prospectus), subject to regulatory approval.
Early Redemption At any time in case of regulatory reasons or tax reasons, subject to regulatory approval (incl. in written-down form)
Write-down/-up	Pro rata with other AT1 Instruments (in whole or part) in case of breach of 5.125% CET1 ratio (transitional) on a consolidated basis; discretionary write-up, subject to limits
Applicable law	State of New York law except for the subordination provisions which will be governed by German law
Listing	Euro MTF market of the Luxembourg Stock Exchange

II. Technical Details of the Offering
Sole Bookrunner	Deutsche Bank Securities Inc.
Joint-Lead Managers	Citigroup Global Markets Inc., Standard Chartered Bank, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley Co. LLC, Wells Fargo Securities, LLC, BB&T Capital Markets, a division of BB&T Securities, LLC, TD Securities (USA) LLC, RBC Capital Markets, LLC, Scotia Capital (USA) Inc., Fifth Third Securities, Inc.
Senior Co-Managers	Capital One Securities, Inc., RBS Securities Inc.
Co-Managers	BB Securities Limited, BMO Capital Markets Corp., BNY Mellon Capital Markets, LLC, CIBC World Markets Corp, DBS Bank Ltd., Drexel Hamilton, LLC, Mischler Financial Group, Inc., nabSecurities, LLC, Regions Securities LLC, Skandinaviska Enskilda Banken AB (publ), SunTrust Robinson Humphrey, Inc., U.S. Bancorp Investments, Inc.
Expected Instrument ratings	Ba3 (Moody’s), BB (S&P), BB+ (Fitch)
Denomination	$200,000 and integral multiples of $200,000 in excess thereof
Documentation	SEC Registered; registration statement and base prospectus dated 6 November 2014; prospectus supplement dated 17 November 2014
Launch	17 November 2014
Pricing	18 November 2014
Signing	18 November 2014
Settlement	21 November 2014
Clearing	Global registered; the Notes will be ready for delivery through the book-entry facilities of The Depository Trust Company and its participants, including Clearstream Banking S.A. and Euroclear Bank S.A./N.V.

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Security codes	ISIN: US251525AN16 / WKN: DB7XJZ / CUSIP: 251525AN1

III. Pricing Results
Aggregate Principal Amount	$ 1,500,000,000
Fixed Rate (until First Call Date)	7.50%
Issue Price 100.065%
Re-offer Yield (until First Call Date)	7.50%
Fees	1.0%
Spread to (Interpol. ann.) swaprate (initial credit spread)	5.003%
Interpolated annualized midswap yield to First Call Date	2.497%

IV. Certain Other Terms and Further Information
Resolution Measures

By subscribing for or otherwise acquiring the Notes, the holders will be bound by and will be deemed to consent to the imposition of any Resolution Measure (as defined below) by the Issuer’s competent resolution authority.

Under the relevant resolution laws and regulations as applicable to the Issuer from time to time, the Notes may be subject to the powers exercised by the Issuer’s competent resolution authority to:

•       write down, including write down to zero, the claims for payment of the principal amount, the interest amount or any other amount in respect of the Notes;

•       convert the Notes into ordinary shares or other instruments qualifying as core equity tier one capital; and/or

•       apply any other resolution measure, including, but not limited to, (i) any transfer of the Notes to another entity, (ii) the amendment of the terms and conditions of the Notes or (iii) the cancellation of the Notes.

Each of these measures is referred to as a “Resolution Measure.” Resolution Measures include, among others, the measures generally referred to within the meaning of the “bail-in tool” under the European directive of May 15, 2014 establishing a framework for the recovery and resolution of credit institutions and investment firms.

Deemed Agreement to Resolution Measures

By your acquisition of the Notes, you will be deemed irrevocably to have agreed, and you will agree:

•         to be bound by any Resolution Measure;

•        that you will have no claim or other right against the Issuer arising out of any Resolution Measure; and

•       that the imposition of any Resolution Measure will not constitute a default or an event of default under the Notes, the capital securities indenture or the U.S. Trust Indenture Act, as amended (the “Trust Indenture Act”).

By your acquisition of the Notes, you waive, to the extent permitted by the Trust Indenture Act, any and all claims against the trustee for, agree not to initiate a suit against the trustee in respect of, and agree that the trustee will not be liable for, any action that the trustee takes, or abstains from taking, in either case in accordance with the imposition of a Resolution Measure by the Issuer’s competent resolution authority with respect to the Notes.

Cancellation of Interest Payments	The terms of the Notes provide that interest will be due and payable on an interest payment date only if it is not cancelled or deemed to have been cancelled, and the Issuer has the sole and absolute discretion at all times and for any reason to cancel (in whole or in part) any interest payment that would otherwise be payable on any interest payment date. The Issuer will also be restricted from making interest payments in the circumstances described below. As a result, you may not receive any interest on any interest payment date or at any other times, and you will have no claims whatsoever in respect of that cancelled or deemed cancelled interest.
Discretionary Cancellation of Interest Payments

The Issuer has the right, in its sole discretion, to cancel all or part of any payment of interest, including (but not limited to) if such cancellation is necessary to prevent the Issuer’s Common Equity Tier 1 capital ratio pursuant to Article 92 (1) (a) CRR or any successor provision, determined on a consolidated basis (referred to as the Issuer’s “Common Equity Tier 1 Capital Ratio”) from falling below 5.125 per cent. or to meet a requirement imposed by law or the Issuer’s competent supervisory authority. If the Issuer makes use of such right, it will give notice to the holders in accordance with the capital securities indenture without undue delay, but no later than on the relevant interest payment date.

“CRR” means Regulation (EU) No 575/2013 of the European Parliament and the Council of 26 June 2013 on prudential requirements for credit institutions and investment firms and amending Regulation (EU) No 648/2012 (including any provisions of regulatory law supplementing this Regulation); to the extent that any provisions of the CRR are amended or replaced, the term CRR as used in the capital securities indenture and the terms of the Notes also refer to such amended provisions or successor provisions.

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Mandatory Cancellation of Interest Payments

Payment of interest on the Notes for the relevant interest period will be cancelled (without prejudice to the exercise of the Issuer’s sole discretion pursuant to the terms described herein):

•       to the extent that such payment of interest together with any additional kind of payment of dividends or interest (referred to as a “Distribution”) that are simultaneously planned or made or that have been made by the Issuer on the other capital instruments which, according to the CRR, qualify as common equity Tier 1 capital or Additional Tier 1 capital (referred to as “Tier 1 Instruments”) in the Issuer’s then current financial year would exceed the Available Distributable Items, provided that, for such purpose, the Available Distributable Items will be increased by an amount equal to what has been accounted for as expenses for Distributions in respect of Tier 1 Instruments (including payments of interest on the Notes) in the determination of the profit (Gewinn) on which the Available Distributable Items are based; or

•       if and to the extent that the Issuer’s competent supervisory authority orders that all or part of the relevant payment of interest be cancelled or another prohibition of Distributions is imposed by law or an authority.

“Available Distributable Items” means, with respect to any payment of interest, the profit (Gewinn) as of the end of the Issuer’s financial year immediately preceding the relevant interest payment date, and for which audited annual financial statements are available, plus (i) any profits carried forward and distributable reserves (ausschüttungsfähige Rücklagen), minus (ii) any losses carried forward and any profits which are non-distributable pursuant to applicable law or the Issuer’s Articles of Association and any amounts allocated to the non-distributable reserves, provided that such profits, losses and reserves will be determined on the basis of the Issuer’s unconsolidated financial statements prepared in accordance with accounting principles generally accepted in the Federal Republic of Germany as described in the German Commercial Code (Handelsgesetzbuch) and other applicable German law then in effect (“German GAAP”) and not on the basis of the Issuer’s consolidated financial statements.

For more information on the calculation of Available Distributable Items, see “Available Distributable Items of the Bank” of the Prospectus.

Use of Funds from Cancelled Payments of Interest
The Issuer has the right to use the funds from cancelled payments of interest without restriction for the fulfillment of the Issuer’s own obligations when due. To the extent that payments of interest are cancelled, such cancellation includes all Additional Amounts as described in “Description of the Notes—Payment of Additional Amounts” of the Prospectus. Any payments of interest which have been cancelled will not be made or compensated at any later date.
Deemed Agreement to Cancellation of Interest Payments

By your acquisition of the Notes, you will be deemed irrevocably to have agreed and, subject to any write-down as described herein, you will agree, that:

•       interest is due and payable in respect of any period only if and to the extent that the Issuer has not exercised the Issuer’s sole discretion to cancel such payment, and no amount of interest will become due and payable in respect of any such period to the extent that it has been (i) cancelled (in whole or in part) by Issuer at its sole discretion in accordance with the terms described in “Description of the Notes—Cancellation of Interest Payments—Discretionary Cancellation of Interest Payments” of the Prospectus, (ii) cancelled (in whole or in part) pursuant to a Resolution Measure and/or (iii) deemed cancelled (in whole or in part) pursuant to the terms described in “Description of the Notes—Cancellation of Interest Payments—Mandatory Cancellation of Interest Payments” of the Prospectus;

•        a cancellation or deemed cancellation of interest (in each case, in whole or in part) in accordance with the terms of the Notes and of the capital securities indenture will not constitute a default in payment or otherwise constitute a default under, or a breach of, the terms of the Notes or the capital securities indenture; and

•          interest, principal or other amounts on the Notes will only be or become due and payable in accordance with the terms described in “Description of the Notes—Cancellation of Interest Payments—Interest on the Notes Only Due and Payable if Not Cancelled or Deemed Cancelled” and the section “Description of the Notes—Cancellation of Interest Payments—Deemed Agreement to Cancellation of Interest Payments” of the Prospectus.

Write-downs of the Principal Amount of the Notes

Upon the occurrence of a Trigger Event (as defined below), the redemption amount and the nominal amount of the Notes will be reduced by the amount of the relevant write-down (as further described below). Accordingly, under the terms of the Notes, upon the occurrence of a Trigger Event leading to a write-down in the principal amount of the Notes, you could lose all or part of the value of your investment in the Notes. A regulatory write-down will not constitute a default or an event of default under the Notes or the capital securities indenture or give rise to any right to accelerate the repayment of any principal on the Notes.

A “Trigger Event” will occur if, at any time, the Issuer’s Common Equity Tier 1 Capital Ratio falls below the 5.125 per cent.

Upon the occurrence of a Trigger Event, a write-down will be effected pro rata with all other Additional Tier 1 instruments within the meaning of the CRR (Additional Tier 1 capital), the terms of which provide for a write-down (whether permanent or temporary) upon the occurrence of the Trigger Event. For such purpose, the total amount of the write-downs to be allocated pro rata will be equal to the amount required to restore fully the Issuer’s Common Equity Tier 1 Capital Ratio to 5.125 per cent. but will not exceed the sum of the nominal amounts of the relevant instruments outstanding at the time of occurrence of the Trigger Event.

The sum of the write-downs to be effected with respect to the Notes will be limited to the outstanding aggregate nominal amount of the Notes at the time of occurrence of the relevant Trigger Event.

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Deemed Agreement to Principal Write-down

By your acquisition of the Notes, you will be deemed irrevocably to have agreed and, subject to any interest cancellation (see “Description of the Notes—Cancellation of Interest Payments” of the Prospectus), you will agree, that:

•       interest is not due and payable on any portions of the aggregate nominal amount of the Notes written down in accordance with the terms described in “Description of the Notes—Write-downs and Write-ups of the Principal Amount of the Notes—Write-downs of the Principal Amount of the Notes” of the Prospectus (to the extent not subsequently written up in accordance with the terms described in “Description of the Notes—Write-downs and Write-ups of the Principal Amount of the Notes—Write-ups of the Principal Amount of the Notes” of the Prospectus);

•        a write-down of the nominal amount of the Notes (in whole or in part) in accordance with the terms of the capital securities indenture will not constitute a default in payment or otherwise constitute a default under, or a breach of, the terms of the Notes or the capital securities indenture; and

•        interest or principal on the Notes will only be or become due and payable on an interest payment date or other relevant date to the extent the nominal amount of the Notes at the time of such payment has not been written down in accordance with the terms described in “Description of the Notes—Write-downs and Write-ups of the Principal Amount of the Notes—Write-downs of the Principal Amount of the Notes” (in whole or in part, and to the extent not subsequently written up pursuant to the terms described in “Description of the Notes—Write-downs and Write-ups of the Principal Amount of the Notes—Write-ups of the Principal Amount of the Notes” of the Prospectus.) Any interest, principal or other amounts unpaid as a result of a write-down (in whole or in part) in accordance with the terms described in “Description of the Notes—Write-downs and Write-ups of the Principal Amount of the Notes—Write-downs of the Principal Amount of the Notes” of the Prospectus will not be due and will not accumulate or be payable at any time thereafter, and you will have no rights thereto or in connection therewith or any claim therefor, and you will not be entitled to any additional interest or compensation as a result of or in connection with such write-down.

Write-ups of the Principal Amount of the Notes

After a write-down has been effected, the nominal amount and the redemption amount of each Note, unless previously redeemed or repurchased and cancelled, may be written up in accordance with the following provisions in each of the Issuer’s financial years, subsequent to the occurrence of such write-down, until the full initial nominal amount has been reached, to the extent that a corresponding annual profit (Jahresüberschuss, calculated in accordance with German law and accounting principles) is recorded, and the write-up will not give rise to or increase an annual loss (Jahresfehlbetrag, calculated in accordance with German law and accounting principles). The write-up will occur with effect as of (and including) the interest payment date immediately following the Issuer’s financial year for which the above-mentioned annual profit (Jahresüberschuss) was determined.

The write-up will be effected pari passu with write-ups of other Additional Tier 1 instruments within the meaning of the CRR, unless this would cause the Issuer to be in breach of any of the Issuer’s contractual obligations that the it has assumed, or with any statutory or regulatory obligations.

Subject to the conditions described in “Description of the Notes—Write-downs and Write-ups of the Principal Amount of the Notes—Write-ups of the Principal Amount of the Notes” of the Prospectus, which may limit the extent of any write-up, it will be at the Issuer’s discretion to effect a write-up. In particular, the Issuer may effect a write-up only in part or effect no write-up at all, even if a corresponding annual profit is recorded and the conditions described in “Description of the Notes—Write-downs and Write-ups of the Principal Amount of the Notes—Write-ups of the Principal Amount of the Notes” of the Prospectus are fulfilled.

No Right to Accelerate Repayment of the Principal of the Notes

There are no defaults or events of default under the Notes, and under no circumstances may the holders or the trustee declare the principal amount of the Notes and interest accrued thereon to be due and payable.

By your acquisition of the Notes, you will be deemed irrevocably to have agreed that (i) the imposition of a Resolution Measure by the Issuer’s competent resolution authority with respect to the Notes (ii) a cancellation of interest pursuant to the terms described in “—Cancellation of Interest Payments” of the Prospectus or (iii) a write-down pursuant to the terms described in “—Write-downs and Write-ups of the Principal Amount of the Notes” of the Prospectus will not give rise to a default for purposes of Section 315(b) (Notice of Default) and Section 315(c) (Duties of the Trustee in Case of Default) of the Trust Indenture Act.

Optional Early Redemption

The Issuer may redeem all, but not some, of the Notes, subject to the prior consent of its competent supervisory authority, upon not less than 25 days’ notice of redemption with effect as of the First Call Date and any fifth anniversary of the immediately preceding Early Redemption Date which together is referred to as the “Early Redemption Date.” The redemption price of each Note so redeemed, unless previously redeemed in whole or in part or repurchased and cancelled, will be the initial nominal amount of the Note together with interest (if any, and subject to a cancellation of the interest payment accrued to (and excluding) the Early Redemption Date), unless such Note is written down in whole or in part pursuant to a Resolution Measure, in which case the redemption price will be the nominal amount of the Note after giving effect to such write-down.

Early Redemption for Regulatory Reasons	The Issuer may redeem all, but not some, of the Notes at its option at any time that (i) the percentage of the aggregate principal amount of the Notes outstanding at such time that may be treated as Additional Tier 1 capital for the purposes of its own funds in accordance with applicable law has been reduced or (ii) the Issuer is subject to any other form of less advantageous regulatory own funds treatment with respect to the Notes than that as of the Interest Commencement Date. Such redemption will be subject to any required prior consent of the Issuer’s competent supervisory authority, and will be made upon not less than 25 and not more than 60 days’ prior notice of redemption. The redemption price of each Note so redeemed, unless previously redeemed in whole or in part or repurchased and cancelled, will be the then current nominal amount of the Note, as reduced by any write-downs (to the extent not made up for by any write-up(s)), together with interest (if any, and subject to a cancellation of the interest payment accrued to (and excluding) the date fixed for redemption).
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Early Redemption for Reasons of Taxation	The Issuer may redeem all, but not some, of the Notes at its option, if the tax treatment of the Notes changes, due to a change in applicable legislation, including a change in any fiscal or regulatory legislation, rules or practices, or a change in the official application or official interpretation of such legislation or rules, which takes effect after the Interest Commencement Date (including but not limited to the tax deductibility of interest payable on the Notes or the obligation to pay Additional Amounts (as defined herein)), and the Issuer determines, in its own discretion, that such change has a material adverse effect on it. Such redemption will be subject to the prior consent of the Issuer’s competent supervisory authority, and will be made upon not less than 25 and not more than 60 days’ prior notice of redemption. The redemption price of each Note so redeemed, unless previously redeemed in whole or in part or repurchased and cancelled, will be the then current nominal amount of the Note, as reduced by any write-downs (to the extent not made up for by any write-up(s)), together with interest (if any, and subject to a cancellation of the interest payment accrued to (and excluding) the date fixed for redemption).

Legal Disclaimer

The Notes discussed in this termsheet are complex financial instruments and are not a suitable or appropriate investment for all investors. In some jurisdictions, regulatory authorities have adopted or published laws, regulations or guidance with respect to the offer or sale of securities such as the Notes to retail investors.

In August 2014, the U.K. Financial Conduct Authority (the “FCA”) published the Temporary Marketing Restriction (Contingent Convertible Securities) Instrument 2014 (as amended or replaced from time to time, the “TMR”) which took effect on 1 October 2014. Under the rules set out in the TMR (as amended or replaced from time to time, the “TMR Rules”), certain contingent write-down or convertible securities, such as the Notes, must not be sold to retail clients in the EEA and nothing may be done that would or might result in the buying of such securities or the holding of a beneficial interest in such securities by a retail client in the EEA (in each case within the meaning of the TMR Rules), other than in accordance with the limited exemptions set out in the TMR Rules.

Certain of the underwriters are required to comply with the TMR Rules. In addition, by purchasing, or making or accepting an offer to purchase, any Notes from us and/or the underwriters, you represent, warrant, agree with and undertake to us and each of the underwriters that:

1.	you are not a retail client in the EEA (as defined in the TMR Rules);
2.	whether or not you are subject to the TMR Rules, you will not sell or offer the Notes to retail clients in the EEA or do anything (including the distribution of this prospectus supplement) that would or might result in the buying of the Notes or the holding of a beneficial interest in the Notes by a retail client in the EEA (in each case within the meaning of the TMR Rules), other than (i) in relation to any sale or offer to sell Notes to a retail client in or resident in the United Kingdom, in circumstances that do not and will not give rise to a contravention of the TMR Rules by any person and/or (ii) in relation to any sale or offer to sell Notes to a retail client in any EEA member state other than the United Kingdom, where (a) you have conducted an assessment and concluded that the relevant retail client understands the risks of an investment in the Notes and is able to bear the potential losses involved in an investment in the Notes and (b) you have at all times acted in relation to such sale or offer in compliance with the Markets in Financial Instruments Directive (2004/39/EC) (“MiFID”) to the extent it applies to you or, to the extent MiFID does not apply to you, in a manner which would be in compliance with MiFID if it were to apply to you; and
3.	you will at all times comply with all applicable local laws, regulations and regulatory guidance (whether inside or outside the EEA) relating to the promotion, offering, distribution and/or sale of the Notes, including any such laws, regulations and regulatory guidance relating to determining the appropriateness and/or suitability of an investment in the Notes by investors in any relevant jurisdiction.

Where acting as agent on behalf of a disclosed or undisclosed client when purchasing, or making or accepting an offer to purchase, any Notes from us and/or the underwriters the foregoing representations, warranties, agreements and undertakings will be given by and be binding upon both the agent and its underlying client.

This communication is intended for the sole use of the person to whom it is provided by us. The Issuer has filed a registration statement including a prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll free at 1-866-217-9821.

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